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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 1)*



                                  Aldila, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    014384101
             ------------------------------------------------------
                                 (CUSIP Number)

  Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida (Tel) (941) 263-8860
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                              December 31, 2000
             ------------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

----------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------------------               --------------------------------
CUSIP NO.    014384101                 13D                           PAGE 2 OF 5
---------------------------------               --------------------------------


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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lloyd I. Miller, III                        ###-##-####
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY



--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF-OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

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                                7        SOLE VOTING POWER

           NUMBER OF                     1,261,655***

            SHARES              ------------------------------------------------
                                8        SHARED VOTING POWER
         BENEFICIALLY
                                         1,437,988***
           OWNED BY
                                ------------------------------------------------
             EACH               9        SOLE DISPOSITIVE POWER

           REPORTING                     1,261,655***

            PERSON              ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
             WITH
                                         1,437,988***

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,699,643

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          17.7%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN-IA-OO**

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



**SEE RESPONSE TO ITEM 3 IN ORIGINAL SCHEDULE 13D.

***SEE RESPONSE TO ITEM 5(b), HEREIN.




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                                                                     Page 3 of 5

AMENDMENT NO. 1 TO THE ORIGINAL REPORT ON SCHEDULE 13D

Item 1.           Security and Issuer

         This constitutes Amendment No. 1 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated September 14, 2001 (the "Statement"), relating to the Common Stock, par value $0.01 (the "Shares") of Aldila, Inc. (the "Company"). The Company has its principal executive offices at 12140 Community Road, Poway, CA 92064. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.           Purpose of the Transaction

         Miller considers his beneficial ownership reported herein of the 2,699,643 Shares as an investment in the ordinary course of business. From time to time, Miller may acquire additional securities of the Company or dispose of all or some of the securities of the Company which he beneficially owns.
Miller has filed this report due to the following clerical errors: (i) on the Statement on Schedule 13G, filed on September 11, 2000, Miller did not report beneficial ownership of the 1,000 Shares indirectly owned through Kimberley S. Miller; on the statement on Amendment No. 1 to Schedule 13G, filed on January 16, 2001, Miller did not report beneficial ownership of 2,000 Shares indirectly owned through Kimberley S. Miller; (iii) on the statement on Amendment No. 3 to
Schedule 13G, filed on June 14, 2001, Miller did not report beneficial ownership of 11,100 Shares indirectly owned through Milfam I, L.P.; 7,500 Shares indirectly owned through Milfam II, L.P.; and 7,500 Shares indirectly owned through Trust C. Due to the foregoing, the amount of shares beneficially owned by Miller that was originally reported on the Statement was inaccurate, and the Statement is hereby amended to correct such inaccuracies.

Item 5.           Interest in Securities of the Issuer

         (a) Miller may be deemed to beneficially own 2,699,643 Shares (17.7% of the outstanding Shares, based on 15,262,204 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001). As of the date hereof, 865,503 of such beneficially owned Shares are owned of record by Trust A-4; 554,485 of such beneficially owned Shares are owned of record by Trust C; 107,500 of such beneficially owned Shares are owned of record by Milfam I, L.P.; 1,044,865 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 87,290 of such beneficially owned Shares are owned of record by Miller directly; 3,200 of such beneficially owned Shares are owned of record by Alexandra UGMA; 3,500 of such beneficially owned Shares are owned of record by Catherine Miller GST; 5,000 of such beneficially owned Shares are owned of record by Dail Miller; 3,500 of such beneficially owned Shares are owned of record by Kimberley S. Miller GST; 2,000 of such beneficially owned Shares are owned of record by LLC; 3,600 of such beneficially owned Shares are owned of record by Lloyd I. Miller GST; 3,200 of such beneficially owned Shares are owned of record by Lloyd IV UGMA; 3,000 of such beneficially owned Shares are owned of record by Lloyd I. Miller, III, co-Trustee with Kimberley S. Miller f/b/o Lloyd I. Miller IV and Alexandra B. Miller ("KSMTR"); 5,000 of such beneficially owned Shares are owned of record by Tyler UGMA; 5,000 of such beneficially owned Shares are owned of record by Wylie UGMA and 3,000 of such beneficially owned Shares are owned of record by Kimberley S. Miller.

         (b) Miller may be deemed to have shared voting power and shared dispositive power for all such shares held of record by Trust A-4 and Trust C, Dail Miller, Kimberley S. Miller, Tyler UGMA and Wylie UGMA and sole voting power and sole dispositive power for all such shares held of record by Milfam I, L.P., Milfam II, L.P., Alexandra UGMA, Catherine Miller GST, Kimberley S. Miller GST, LLC, Lloyd I. Miller GST, Lloyd IV UGMA, KSMTR and Miller directly.




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                                                                     Page 4 of 5


         (c) The table below details the transactions with respect to the Shares, effected by Miller during the past 60 days.

                                   TRUST C
                                   -------

Date of Transaction      |Number of Shares Purchased           |Price Per Share
-------------------------|-------------------------------------|---------------
3/20/02                  |7,800                                |$0.84
-------------------------|-------------------------------------|---------------

                                  TRUST A-4
                                  ---------

Date of Transaction      |Number of Shares Purchased           |Price Per Share
-------------------------|-------------------------------------|---------------
3/27/02                  |22,000                               |$0.84
-------------------------|-------------------------------------|---------------

                               MILFAM II, L.P.
                               ---------------

Date of Transaction      |Number of Shares Purchased           |Price Per Share
-------------------------|-------------------------------------|---------------
3/27/02                  |22,000                               |$0.84
-------------------------|-------------------------------------|---------------

        (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or proceeds from, the sale of the Shares.



















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                                                                     Page 5 of 5


After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:       April 5, 2002

                                         By:    /s/ Lloyd I. Miller, III
                                            ------------------------------------
                                                   Lloyd I. Miller, III